# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGCO CORP /DE, CIK 0000880266
CUSIP: 001084102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4205 RIVER GREEN PKWAY, DULUTH, Georgia (GA), 30096
Date of event which requires filing of this statement: 06/30/2025
Amends the filing with accession number 0000950157-13-000143
Filed by CIK 0001525527
Persons authorized to receive notices and communications: Andrew M. Freedman, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Dennis Hranitzky, Quinn Emanuel Urquhart & Sullivan LLP, 51 Madison Avenue, 22nd Floor, New York, New York (NY), 10010, 212-849-7000

## Reporting persons
- Tractors & Farm Equipment Ltd (CIK 0001621553): type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,150,152; sole dispositive power 0; shared dispositive power 12,150,152; aggregate amount beneficially owned 12,150,152 (16.3% of the class); the aggregate amount excludes certain shares
- TAFE Motors & Tractors Ltd (CIK 0001621526): type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,263,321; sole dispositive power 0; shared dispositive power 3,263,321; aggregate amount beneficially owned 3,263,321 (4.4% of the class); the aggregate amount excludes certain shares
- SRINIVASAN MALLIKA (CIK 0001525527): type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 23,713; shared voting power 12,150,152; sole dispositive power 23,713; shared dispositive power 12,150,152; aggregate amount beneficially owned 12,173,865 (16.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AGCO CORP /DE
Address of issuer's principal executive offices: 4205 RIVER GREEN PKWAY, DULUTH, Georgia (GA), 30096

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Except for the 23,713 shares that Ms. Srinivasan (together with the Companies (as defined below), the "Reporting Persons") holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan for her previous services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans, was the working capital of Tractors and Farm Equipment Limited ("TAFE") or of TAFE Motors and Tractors Limited ("TAFE Motors and Tractors" and, together with TAFE, the "Companies"). The Reporting Persons paid a total of $585,803,125.51 (exclusive of brokers' commissions and other administrative costs) to purchase the reported shares. Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

On June 30, 2025, TAFE and the Issuer (and/or certain of their related entities) concurrently entered into a series of agreements, including a cooperation agreement (the "Cooperation Agreement"), an intellectual property agreement (the "Intellectual Property Agreement"), a buyback agreement (the "Buyback Agreement"), an Arbitrations Settlement Agreement (the "Arbitrations Settlement Agreement"), and a litigation settlement agreement relating to certain proceedings in India (the "India Litigation Settlement Agreement"), each as further described below.

Pursuant to the Cooperation Agreement, among other things, from and after the Effective Date (as defined below), the Reporting Persons and certain of their affiliates are subject to customary and perpetual standstill and voting provisions, including (i) a commitment to vote their shares in accordance with the recommendations of the Issuer's Board of Directors (the "Board"), except in the case of any publicly announced proposals related to an Extraordinary Transaction (as defined in the Cooperation Agreement) where the Reporting Persons have retained the right to vote independently, and (ii) a restriction on acquiring additional shares of the Issuer, in each case, subject to certain agreed exceptions or the occurrence of certain qualifying events such as (a) the Issuer's public announcement of a possible sale of the Issuer, (b) any person commencing a Board-approved public tender to acquire the Issuer, (c) certain persons acquiring 12.5% or more of the Issuer's outstanding shares, (d) any person commencing a Qualified Tender Offer (as defined in the Cooperation Agreement), (e) any person commencing a public tender offer by filing a Schedule TO (or any successor form), (f) any person publicly announcing its intention to commence a public tender offer or making a public offer to acquire all or substantially all of the Issuer and the Issuer does not recommend against such offer or intention to acquire, or (g) the Reporting Persons entering into an agreement with the Issuer that is approved by the Board. Further, pursuant to the Cooperation Agreement, from and after the Effective Date, the Reporting Persons will participate in future share repurchase programs conducted by the Issuer to the extent necessary to ensure their aggregate proportionate ownership interest in the Issuer does not exceed the Ownership Cap (as defined in the Cooperation Agreement), which is expected to reflect their current holding of approximately 16.3%, subject to agreed exceptions. Further, pursuant to the Cooperation Agreement, from and after the Effective Date, the Reporting Persons will have certain rights to privately engage with the Issuer, including with respect to certain strategic transactions, and will have a right to make an offer for the Issuer upon the occurrence of certain qualifying events. The Cooperation Agreement also includes customary provisions regarding mutual non-disparagement obligations, registration rights, and pre-emptive rights. The foregoing provisions of the Cooperation Agreement discussed above will not become effective until the completion of certain procedural requirements in India relating to consummation of the transactions contemplated by the Buyback Agreement (the date of such completion, the "Effective Date").

Pursuant to the Intellectual Property Agreement, to be effective upon the Effective Date, among other things, the Issuer and its affiliates and/or subsidiaries have agreed that the sole and exclusive ownership of the "Massey Ferguson" brand will rest with TAFE along with all rights, title and interest in "Massey Ferguson" and related trademarks, and all goodwill associated therewith, in relation to tractors and farm equipment (including spare parts and accessories thereof), for the territories of India, Nepal and Bhutan.

Pursuant to the Buyback Agreement, among other things, AGCO Holding B.V., a subsidiary of the Issuer domiciled in the Netherlands, has agreed to tender, and TAFE has agreed to repurchase, 23,89,000 (twenty-three lakhs eighty-nine thousand) equity shares of INR 10 (Indian Rupees Ten) each in TAFE, representing 20.70% of TAFE's fully paid-up equity share capital, for an aggregate purchase price of USD 260 million, subject to the terms and conditions set forth therein (the "Buyback"), including the satisfaction of certain conditions and receipt of certain deliverables. The Buyback is expected to close upon the completion of certain procedural requirements in India.

Pursuant to the Arbitrations Settlement Agreement, to be effective upon the Effective Date, among other things, TAFE and the Issuer (and/or certain of their related entities) have withdrawn all claims and counterclaims in the arbitrations initiated by the Issuer against TAFE and have mutually agreed to terminate various commercial agreements between them, subject to certain agreed upon wind-down obligations.

Pursuant to the India Litigations Settlement Agreement, to be effective upon the Effective Date, TAFE and the Issuer (and/or certain of their related entities) have settled all ongoing legal proceedings in India. A consent decree will be sought in the three Massey Ferguson brand-related suits pending before the Madras High Court and all other legal proceedings will be unconditionally, irrevocably and with prejudice withdrawn on a no-fault basis.

The foregoing descriptions of the Cooperation Agreement, the Buyback Agreement, the Intellectual Property Agreement, the Arbitrations Settlement Agreement, and the India Litigations Settlement Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Cooperation Agreement, the Buyback Agreement, the Intellectual Property Agreement, the Arbitrations Settlement Agreement, and the India Litigations Settlement Agreement, each of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of shares reported owned on this Schedule 13D is based on 74,586,793 shares of Common Stock outstanding as of June 30, 2025, which is the total number of shares of Common Stock outstanding as of June 30, 2025 as confirmed by the Issuer to the Reporting Persons. As of the date hereof (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.4% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,173,865 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding, including the 23,713 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 23,713 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. TAFE
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,150,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,150,152

B. TAFE Motors and Tractors
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,263,321
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,263,321

C. Mallika Srinivasan
1. Sole power to vote or direct vote: 23,713
2. Shared power to vote or direct vote: 12,150,152
3. Sole power to dispose or direct the disposition: 23,713
4. Shared power to dispose or direct the disposition: 12,150,152
Transactions in the class effected during the past sixty days: None of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following:

On June 30, 2025, TAFE and the Issuer (and/or certain of their related entities) entered into the Cooperation Agreement, the Buyback Agreement, the Intellectual Property Agreement, the Arbitrations Settlement Agreement, and the India Litigations Settlement Agreement, each as defined and described in Item 4 above and attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Cooperation Agreement, dated June 30, 2025.

99.2 - Buyback Agreement, dated June 30, 2025.

99.3 - Intellectual Property Agreement, dated June 30, 2025.

99.4 - Arbitrations Settlement Agreement, dated June 30, 2025.

99.5 - India Litigations Settlement Agreement, dated June 30, 2025.

## Signatures
- Tractors & Farm Equipment Ltd: /s/ Andrew M. Freedman, Andrew M. Freedman, attorney-in-fact* (07/01/2025)
- TAFE Motors & Tractors Ltd: /s/ Andrew M. Freedman, Andrew M. Freedman, attorney-in-fact* (07/01/2025)
- SRINIVASAN MALLIKA: /s/ Andrew M. Freedman, Andrew M. Freedman, attorney-in-fact* (07/01/2025)
Comment: * This Amendment No. 25 to Statement on Schedule 13D was executed by Andrew M. Freedman as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them, which is included as Exhibit E to Amendment No. 18 to Statement on Schedule 13D filed by the Reporting Persons on August 6, 2024.